Mail Stop 4561

May 18, 2006

Mr. David J. Kimichik
Chief Financial Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX  75254

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-31755**

Dear Mr. Kimichik:

We have reviewed your filing and have the following comment.  We have limited our review of your filing to the issue we have addressed in our comment.  In our comment, we ask you to provide us with information so we may better understand your disclosures.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 – Capital Stock, page 91

Series B Cumulative Convertible Redeemable Preferred Stock, page 92

1. Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the conversion features in your Series B Cumulative Convertible Redeemable Preferred Stock.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please file your response on Edgar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely D. LaMothe
Accounting Branch Chief